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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                               (Amendment No. )*


                             eAUTOCLAIMS.COM, INC.
                             ---------------------
                                (Name of Issuer)

                         COMMON STOCK, $.001 PAR VALUE
                         -----------------------------
                         (Title of Class of Securities)

                                     278578
                                     ------
                                 (CUSIP Number)

    Gregg Badger 365 Bay Street, 10th Floor, Toronto, Ontario M5H V2V Canada
    ------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                 March 26, 2002
                                 --------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-l(e), 240.13d-l(f) or 240.13d-1(g), check the following box. X
               ---

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.


SEC 1746 (3-00)
CCH S00128 0331

CUSIP No.278578                       13D                   Page 2 of 12 Pages


--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     CANADIAN ADVANTAGE LIMITED PARTNERSHIP

--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]

--------------------------------------------------------------------------------
3    SEC USE ONLY



--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     OO

--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     BERMUDA

--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

  NUMBER OF         2,991,504.00

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    0.00
  OWNED BY
               -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING
                    2,991,504.00
   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    0.00

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     4,128,934.00

--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [-]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     23.00

--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     OO

--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.278578                       13D                   Page 3 of 12 Pages


--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     ADVANTAGE (BERMUDA) FUND, LTD.

--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]

--------------------------------------------------------------------------------
3    SEC USE ONLY



--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     NONE

--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     CANADA

--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

  NUMBER OF         1,137,330.00

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    0.00
  OWNED BY
               -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         1,137,330.00

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    0.00

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     4,128,934.00

--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [-]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     23.00

--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN

--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.278578                       13D                   Page 4 of 12 Pages


--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     FETU HOLDINGS, LTD

--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]

--------------------------------------------------------------------------------
3    SEC USE ONLY



--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     NONE

--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     CANADA

--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

  NUMBER OF         100.00

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    0.00
  OWNED BY
               -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         100.00

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    0.00

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     4,128,934.00

--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [-]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     23.00

--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     CO

--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.278578                       13D                   Page 5 of 12 Pages


--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     THOMSON KERNAGHAN & CO, LIMITED

--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]

--------------------------------------------------------------------------------
3    SEC USE ONLY



--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     NONE

--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     ONTARIO, CANADA

--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

  NUMBER OF         0.00

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    0.00
  OWNED BY
               -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         0.00

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    0.00

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     4,128,934.00

--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [-]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     23.00

--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     CO

--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.278578                       13D                   Page 6 of 12 Pages


--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     MARK E. VALENTINE

--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]

--------------------------------------------------------------------------------
3    SEC USE ONLY



--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     NONE

--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     ONTARIO, CANADA

--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

  NUMBER OF         0.00

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    0.00
  OWNED BY
               -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         0.00

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    0.00

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     4,128,934.00

--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [-]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     23.00

--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN

--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.278578                       13D                   Page 7 of 12 Pages


--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     VMH INTERNATIONAL, LTD.

--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]

--------------------------------------------------------------------------------
3    SEC USE ONLY



--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     NONE

--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     BAHAMAS

--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

  NUMBER OF         0.00

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    0.00
  OWNED BY
               -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         0.00

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    0.00

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     4,128,934.00

--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [-]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     23.00

--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     CO

--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.278578                       13D                   Page 8 of 12 Pages


--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     VMH MANAGEMENT, LTD.

--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]

--------------------------------------------------------------------------------
3    SEC USE ONLY



--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     NONE

--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     BAHAMAS

--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

  NUMBER OF         0.00

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    0.00
  OWNED BY
               -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         0.00

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    0.00

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     4,128,934.00

--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [-]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     23.00

--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     CO

--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.278578                       13D                   Page 9 of 12 Pages

Item 1            SECURITY AND ISSUER:

                  The class of equity  securities  to which  this  statement  on
                  Schedule 13D relates is the Common Stock, par value $.001 per share, of eAutoclaims.com, Inc., a Nevada corporation ("eAuto"), with its principal executive offices located at 110 East Douglas Road, Oldsmar, Florida 34677.

Item 2            IDENTITY AND BACKGROUND:

                  The persons filing this statement are:

                  Thomson Kernaghan & Co Limited ("Thomson Kernaghan"), is a Canadian investment dealer, whose principal offices are located at 120 Adelaide Street West, 16th Floor, Toronto, Ontario M5H 1T1, Canada.

                  Mark E. Valentine ("Valentine"), is an individual, whose principal offices are c/o Thomson Kernaghan, 120 Adelaide Street West, 16th Floor, Toronto, Ontario M5H 1T1, Canada. Mr. Valentine is the Chairman of Thomson Kernaghan, President of VMH Management, and President of VMH International.

                  Canadian Advantage Limited Partnership ("CALP"), is an Ontario (Canada) limited partnership whose principal executive offices are c/o VMH Management Limited, 120 Adelaide Street West, 16th Floor, Toronto, Ontario M5H 1T1, Canada. VMH Management is the general partner of CALP.

                  Advantage (Bermuda) Fund, Ltd. ("ABFL") is a Bermuda company, whose principal offices are Washington Mall, 3rd Floor, 22 Church Street, Hamilton HMII, Bermuda. VMH International is the investment manager of ABFL.

                  VMH Management, Ltd. ("VMH Management"), is an Ontario (Canada) company whose principal executive offices are 120
                  Adelaide Street West, 16th Floor, Toronto, Ontario M5H 1T1, Canada. VMH Management is the general partner of CALP.

                  VMH International, Ltd. ("VMH International"),is a Bahamas company whose principal executive offices are P.O. Box n7768, Ansbacher House, Bank Lane, Nassau, Bahamas. VMH International is the investment manager of ABFL.

CUSIP No.278578                       13D                   Page 10 of 12 Pages

                  Fetu Holdings, Ltd. ("Fetu"), is a Canadian investment company whose principal executive offices are c/o VMH Management Ltd., 120 Adelaide Street West, 16th Floor, Toronto, Ontario M5H 1T1, Canada. Valentine is the President and principal shareholder of Fetu.

                  Thomson Kernaghan, CALP, ABFL, VMH International, VMH Management, and Fetu are under the common control of Mark E. Valentine, the Chairman of Thomson Kernaghan, who has authority to vote and dispose of the shares beneficially owned by any of them. Accordingly, Thomson Kernaghan, CALP, ABFL, VMH International, VMH Management, and Fetu may be considered a group that beneficially owns all of the shares beneficially owned by any of them.

                  During the last five years, none of Thomson Kernaghan, Valentine, CALP, ABFL, VMH International, VMH Management, or Fetu (i) has been convicted in a criminal proceeding, or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                  This Schedule 13D is jointly filed by the above-named persons.

Item 3            SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION:


                  On December 7, 2001, CALP and ABFL gave notice to eAuto of the exercise of their conversion rights with respect to 210 shares of eAuto's Series A Convertible Preferred Stock ("Preferred Stock"). On March 27 2002, an aggregate of 4,097,951 shares of eAuto Common Stock was issued to CALP and ABFL in exchange for conversion of all 210 shares of the Preferred Stock. The Preferred Stock was acquired by CALP and ABFL between August 28, 2000 and January 26, 2001. No payment was required upon conversion of the Preferred Stock. The source of the purchase price for the Preferred Stock acquired by CALP and ABFL was funds held for investment.

                  Thomson Kernaghan holds warrants to purchase 188,165 shares of eAuto Common Stock, at the exercise price of $4.50 per share. These warrants were issued to Thomson Kernagham as compensation for services rendered to eAuto. Thomson Kernaghan has not exercised any of the warrants.

                  CALP holds warrants to purchase 229,950 shares of eAuto Common Stock, at exercise prices of between $1.46 and $3.33 per share. ABFL holds warrants to purchase 85,050 shares of eAuto Common Stock, at exercise prices of between $1.46 and $3.33 per share. Neither CALP nor ABFL has exercised any warrants.

CUSIP No.278578                       13D                   Page 11 of 12 Pages

Item 4            PURPOSE OF TRANSACTION:

                  Each of CALP, ABFL, and Fetu acquired the securities of eAuto that it beneficially owns for passive investment purposes.

                  None of Thomson Kernaghan, Valentine, CALP, ABFL, VMH International, VMH Management, or Fetu has any plans or proposals that relate to or would result in any of the events listed in (a) through (j) of Item 4.


Item 5            INTEREST IN SECURITIES OF ISSUER:

                  All of the information given below is as of January 31, 2002, as adjusted to reflect the issuance of 4,097,951 shares of Common Stock upon conversion of 210 shares of the Series A Convertible Preferred Stock. Percentages are based on 17,965,557 shares of Common Stock outstanding.

                  Collectively, the Reporting Persons beneficially own and have sole voting and dispositive power over 4,128,934 shares of common stock and voting power 22.99% shares of common stock.

                  During the last 60 days, the Reporting Persons have effected the following transactions in the Issuer securities:

                  On December 7, 2001, CALP notified eAuto that it intended to exercise its right to convert all of its shares of eAuto's Series A Convertible Preferred Stock ("Preferred Stock") into 2,991,330 shares of eAuto Common Stock and ABFL notified eAuto that it intended to exercise its right to convert all of its shares of Preferred Stock into 1,106,621 shares of eAuto Common Stock.

Item 6 CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS, OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER:

                  None

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS:


                    Exhibit 7.1. Letter agreement dated March 26, 2002 between eAuto, Canadian Advantage Limited Partnership, Advantage
                    (Bermuda) Fund, Ltd., and Thomson Kernaghan regarding conversion of Preferred Stock.


                    Exhibit  7.2  Modification  Agreement  dated  March 26, 2002 between eAuto, Canadian Advantage Limited Partnership, Advantage (Bermuda) Fund, Ltd, Governors Road, LLC, and Thomson Kernaghan modifying certain agreements pertaining to the Preferred Stock.

CUSIP No.278578                       13D                   Page 12 of 12 Pages


SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

April 3, 2002                       MARK E. VALENTINE
[Date]
                                        /s/ Mark E. Valentine
                                        ------------------------------

April 3, 2002                       THOMSON KERNAGHAN & CO. LTD.
[Date]
                                    By: /s/ Mark E. Valentine
                                        ------------------------------
                                        Mark E. Valentine, Chairman

April 3, 2002                       CANADIAN ADVANTAGE LIMITED PARTNERSHIP
[Date]
                                    By: VMH Management, Ltd, its general partner

                                    By: /s/ Mark E. Valentine
                                        ------------------------------
                                        Title: President

April 3, 2002                       ADVANTAGE (BERMUDA) FUND, LTD.
[Date]

                                    By: VMH International, Ltd.,
                                        its investment manager


                                    By: /s/ Mark E. Valentine
                                        -------------------------------
                                        Title: President


April 3, 2002                       VMH INTERNATIONAL, LTD
[Date]
                                    By: /s/ Mark E. Valentine
                                        -------------------------------
                                        Title: President


April 3, 2002                       FETU HOLDINGS, LTD.
[Date]
                                    By: /s/ Mark E. Valentine
                                       --------------------------------
                                        Mark E. Valentine, President